BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or ”Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that, in furtherance to the Notice to the Market disclosed on August 17, 2021, the Company carried out the closing of the transaction set forth in the Investment Agreement ("Agreement") entered into with AES Brasil Energia S.A. ("AES") on August 16, 2021, which contemplates the formation of Potengi Holdings S.A., a joint venture between both companies, whose objective is to build a wind farm for self-generation in the Complexo Eólico Cajuína, Rio Grande do Norte, with installed capacity of 165.3MW, which will iniatially generate 80MWm that is to be acquired by the Company over 15 years through a power purchase agreement (“Project”).

As a result of the closing, the parties entered into a Shareholders' Agreement, the purpose of which is to define commercial, statutory and corporate governance rules involving the joint venture.

The total estimated investment for the Project is approximately R$905 million, which corresponds to R$5.4 million/MW installed, and BRF will directly invest approximately R$92 million, to be disbursed over the next 2 years during the Project's development. This operation is scheduled to start on 2023, and the actual supply of power in 2024.

In line with Vision 2030, the Company will continue to prospect opportunities to invest in alternative sources to self-generate renewable energy, in connection with its long-term sustainability goals on https://www.brf-global.com/en/sustainability/how-we-act/sustainability-commitments/.

São Paulo, March 14, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.